Exhibit 99.2

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

AND INFORMATION CIRCULAR

OF

TANZANIAN ROYALTY EXPLORATION CORPORATION

To be held at

Toronto Airport Marriott Hotel

901 Dixon Road

Toronto, Ontario, Canada M9W 1J5

at 10:00 a.m. (Toronto time)

on Thursday, February 28, 2019

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

82 Richmond Street East

Suite 200

Toronto, Ontario M5C 1P1

TO THE SHAREHOLDERS OF

TANZANIAN ROYALTY EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of Tanzanian Royalty Exploration Corporation (the "Corporation") will be held at the Toronto Airport Marriott Hotel, 901 Dixon Road, Toronto, Ontario M9W 1J5 on Thursday, February 28, 2019 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.	To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2018;

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.	To set the number of directors at five and elect directors for the ensuing year;

4.	To approve a special resolution of the Corporation’s shareholders to amend the Corporation’s Articles to change the name of the Corporation to “Tanzanian Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve; and

5.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular (“Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on January 18, 2019 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

Notice-and-Access

The Corporation has decided to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to shareholders for the Meeting. Under the Notice-and-Access Provisions, instead of receiving printed copies of the Circular, shareholders will receive a Notice of Availability of Proxy Materials (“Notice of Availability”) with information on the Meeting as well as information on how they may access the Circular electronically and how they may vote.

The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package and not to others. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

Shareholders can request that printed copies of Meeting materials be sent to them by postal delivery, at no cost to them, up to one year after the date the Circular was filed on SEDAR by calling the Corporation toll-free 1-844-364-1830. See under the heading “How to Obtain Paper Copies of the Circular” in the accompanying Notice of Availability.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a set of rules that allow reporting issuers to post electronic versions of Meeting-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, financial statements of the Corporation for the year ended August 31, 2018 (“Financial Statements”) and Management’s Discussion & Analysis of the Corporation’s results of operations and financial condition for the year ended August 31, 2018 may be found on the Corporation’s SEDAR profile at www.sedar.com and a copy of the Circular will also be made available at www.envisionreports.com/TNXQ2019.

Shareholders are reminded to review the Information Circular before voting.

IMPORTANT: If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent, prior to 10:00 a.m. (Toronto time) on Tuesday, February 26, 2019. The mailing address, telephone number and internet website of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this 18th day of January, 2019.

By Order of the Board

“James E. Sinclair”
James E. Sinclair,
Executive Chairman

82 Richmond Street East

Suite 200

Toronto, Ontario M5C 1P1

INFORMATION CIRCULAR

(As at January 18, 2019, except as indicated)

GENERAL PROXY INFORMATION

This Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Tanzanian Royalty Exploration Corporation (the "Corporation") for use at the annual general and special meeting (the "Meeting") of the shareholders of the common shares of the Corporation (“Shareholders”) to be held on Thursday, February 28, 2019 and at any adjournment(s) thereof. The Corporation is utilizing the notice-and-access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) for distribution of this Circular to both registered and non-registered (or Beneficial) Shareholders of the Corporation. Further information on notice-and-access is contained below under the heading “Notice-and-Access” and Shareholders are encouraged to read this information for an explanation of their rights.

The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors or senior officers of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for him and on his behalf at the meeting other than the Designated Persons in the accompanying form of proxy. To exercise this right the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

In order to be voted, the completed instrument of proxy must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada (the “Transfer Agent”) at its offices at Proxy Dept., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the Corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

A registered Shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)	signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the Transfer Agent, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a Shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)	any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as many Shareholders do not hold their shares in the Corporation in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such Shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders appearing on the records maintained by the Corporation’s Transfer Agent as registered Shareholders will be recognized and allowed to vote at the Meeting. If a Shareholder’s shares are listed in an account statement provided to the Shareholder by a broker, in all likelihood those shares are not registered in the Shareholder’s name and that Shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory polices require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with securities regulatory policy, the Corporation is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Intermediaries for distribution to Beneficial Shareholders, unless a Beneficial Shareholder has waived the right to receive them.

The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 –Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

Intermediaries are required to forward the Meeting materials to Beneficial Shareholders to seek their voting instructions in advance of the Meeting. Shares held by Intermediaries can only be voted in accordance with the instructions of the Beneficial Shareholders. The Intermediaries often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Intermediary in order that your shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares of the Corporation ("Common Shares", “Shares” or "shares") directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

Voting of Common Shares and Proxies and

Exercise of Discretion by Designated Persons

Only Shareholders of record as at the close of business on of January 18, 2019 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described under the heading "Appointment of Proxies" shall be entitled to vote, or have their common shares voted, at the Meeting, or any adjournment thereof. On any poll, each Shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of Shareholders as at the Record Date.

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the proxy in favour of each matter identified in the proxy.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NOTICE-AND-ACCESS

The Corporation has decided to use the Notice-and-Access Provisions under NI 54-101 and NI-51-102 for the delivery of this Circular to shareholders for the Meeting. Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, shareholders will receive a Notice of Availability of Proxy Materials (“Notice of Availability”) with information on the Meeting as well as information on how they may access the Circular electronically and how they may vote.

The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some Shareholders with this notice package and not to others. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of this Circular.

Shareholders can request that printed copies of Meeting materials be sent to them by postal delivery, at no cost to them, up to one year after the date this Circular was filed on SEDAR by calling the Corporation toll-free 1-844-364-1830. See under the heading “How to Obtain Paper Copies of the Circular” in the Notice of Availability.

Website Where Meeting Materials are Posted

The Notice-and-Access Provisions are a set of rules that allow reporting issuers to post electronic versions of Meeting-related materials (such as proxy circulars and annual financial statements) on-line, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and one other website, rather than mailing paper copies of such materials to Shareholders. Electronic copies of the Circular, financial statements of the Corporation for the year ended August 31, 2018 (“Financial Statements”) and Management’s Discussion & Analysis of the Corporation’s results of operations and financial condition for the year ended August 31, 2018 may be found on the Corporation’s SEDAR profile at www.sedar.com, and a copy of the Circular will also be made available at www.envisionreports.com/TNXQ2019.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares, of which 133,475,612 Common Shares are issued and outstanding. Each Common Share entitles the holder thereof to one vote in respect of the matters to be considered at the Meeting. The holders of Common Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)	a Shareholder has transferred the ownership of any shares after January 18, 2019, and

(ii)	the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

The by-laws of the Corporation provide that a quorum at any meeting of Shareholders shall be persons present not being less than two in number and who hold or represent not less than 20% of the total number of the issued shares of the Corporation entitled to vote at the meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no Shareholders who beneficially own directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

ANNUAL GENERAL MEETING BUSINESS

1.        Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2018, together with the auditors’ report thereon (the “Financial Statements”), will be presented to the Shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102, Continuous Disclosure Obligations, Shareholders will no longer automatically receive copies of financial statements unless a financial statement request card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management’s Discussion & Analysis are available to the public under the Corporation’s profile on the SEDAR website at www.sedar.com.

2.       Appointment of Auditors

At the Meeting, the Shareholders of the Corporation will be asked to vote for the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as auditors for the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration. Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants were first appointed auditors of the Corporation on January 29, 2016.

The shares represented by proxy will be voted FOR the resolution to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Corporation’s Board of Directors (the “Board”), unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

3.        Election of Directors

Majority Voting

The Board believes that each director should have the confidence and support of the Shareholders of the Corporation. To this end, the Board has unanimously adopted a Majority Voting Policy for directors of uncontested meetings.

If in respect to any individual director nominee, the number of shares withheld from voting is greater than the number of shares voted in favour of such individual nominee, the nominee will be considered by the Board not to have received the support of the Shareholders, even though duly elected as a matter of corporate law.  Such a nominee will forthwith submit his or her resignation to the Board to take effect upon acceptance by the Board.  The Board will promptly refer the resignation to the Nominating Committee for consideration.  The Nominating Committee shall consider the matter and make a recommendation to the full board and the Board will determine whether or not to accept the tendered resignation within 90 days of the Shareholders’ meeting.  The director tendering his or her resignation will not participate in any meetings of the Committee or the Board which considers the resignation.

The Board currently consists of five directors, all of whom are elected annually. The term of office for each of the present directors of the Corporation expires at the Meeting. All of the current directors of the Corporation will be standing for re-election. The number of directors for the ensuing year will be fixed at five, subject to such increases as may be permitted by the Articles of the Corporation.

The five persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of Shareholders of the Corporation or until their successors are elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote FOR the resolution electing the nominees outlined below as directors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of such directors.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Jurisdiction of Residence and Position With the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
James E. Sinclair Connecticut, U.S.A. President and Chief Executive Officer and Director	President and CEO of the Corporation	April 30, 2002	2,593,992(4)
Dr. Norman Betts (2) New Brunswick, Canada Director	Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Professional Accountant	January 4, 2005	125,799
William Harvey (2) Missouri, U.S.A. Director	Psychologist	April 30, 2002	230,424
Rosalind Morrow Ontario, Canada Director	Lawyer; Partner, Borden Ladner Gervais LLP	October 20, 2003	669,784
Ulrich E. Rath (2) (3) Ontario, Canada Director	Corporate Director and Consultant to the Mining Industry	October 7, 2003	172,003

(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 18, 2019 is based on information furnished to the Corporation by the individual nominees.

(2)	Member of Audit and Compensation Committee and Nominating Committee.

(3)	Member of Technical Committee.

(4)	579,022 shares held by the Estate of Barbara M. Sinclair, James E. Sinclair, Executor

Corporate Cease Trade Orders or Bankruptcies

Within the ten years prior to the date of this Circular, no director or proposed director of the Corporation is, or has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

•	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

•	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

•	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

Within the ten years prior to the date of this Circular, no director of the Corporation has become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Within the past ten years no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.        Amendment to Articles – Change of Name

Management of the Corporation intends to place before the Meeting, for approval, confirmation and adoption, with or without variation, a special resolution (the “Name Change Resolution”) to amend the Articles of the Corporation to change the name of the Corporation to “Tanzanian Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve. The complete text of the Name Change Resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without variation, is set forth below.

“Be it resolved as a special resolution of the Corporation that:

1.	pursuant to Section 173(1)(a) of the Business Corporations Act (Alberta), the Articles of the Corporation be amended by changing the name of the Corporation to “Tanzanian Gold Corporation” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta) may permit and applicable stock exchanges may approve;

2.	any one (1) director or officer of the Corporation is hereby authorized and directed to do all things and to execute all instruments, documents, articles of amendment or restated articles of incorporation as in their opinion may be necessary or desirable in order to give effect to this special resolution including but without limitation any restatement of the Articles of the Corporation; and

3.	notwithstanding the approval of the shareholders of the Corporation as herein provided, the board of directors of the Corporation may, in their sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Corporation.”

In order to be passed, the Name Change Resolution requires the affirmative vote of a 2/3 majority of the votes cast at the Meeting.

The shares represented by proxy will be voted FOR the resolution to approve and adopt the Name Change, unless the Shareholder has specified otherwise in the Shareholder’s proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.

The Audit and Compensation Committee meets to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same stage of business development as the Corporation. No consultant or advisor has been retained by the Corporation to assist in determining compensation.

In assessing the compensation of its executive officers, the Corporation does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on the recommendations of the Audit and Compensation Committee and Board discussion. The Corporation’s executive compensation program has three principal components: base salary, incentive bonus plan, and equity compensation plans.

Base salaries for all employees of the Corporation are established for each position based on market information obtained through the recruitment process from recruitment consultants and candidates on an ad hoc basis. The Audit and Compensation Committee familiarizes itself with this market information, but does not employ a statistical or formal benchmarking approach in making its compensation recommendations. Individual qualifications and experience, together with the Corporation’s pay scale and any market information obtained, are considered in determining base compensation levels.

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards equity based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Audit and Compensation Committee. Previous awards of such equity compensation are taken into account when considering new grants.

Implementation of new incentive equity based compensation plans and amendments to the existing plans are the responsibility of the Corporation’s Board. The Corporation’s equity compensation plans are discussed in more detail below, under the sub-headings, “Description of the 2018 Plan”, “Restricted Stock Unit Plan” and “Employee Share Ownership Plan”.

The Corporation's Code of Ethics and Business Conduct prohibits directors and NEOs (defined below) from entering into transactions to hedge or offset a decrease or protect the value of equity securities of the Corporation granted as compensation or otherwise directly or indirectly held.

The Corporation has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm’s length service providers.

The Corporation is required, under applicable securities legislation in Canada, to disclose to its Shareholders details of compensation paid to its named executive officers (a “named executive officer” or “NEO”). A named executive officer as defined in Form 51-102F6 – Statement of Executive Compensation, prescribed by National Instrument 51-102 - Continuous Disclosure Obligations, means an individual who, at any time during the year, was:

(a)	the Corporation’s chief executive officer (“CEO”);

(b)	the Corporation’s chief financial officer (“CFO”);

(c)	each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation will be, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of the most recently completed financial year.

Based on the foregoing definition, the Corporation had six NEOs for the fiscal year ended August 31, 2018: James E. Sinclair, President and CEO; Joseph Kahama, former Chairman and COO (Tanzania); Marco Guidi, CFO and Corporate Secretary, Victoria Luis, Corporate Accountant and Peter Zizhou, General Manager.

The following tables set forth particulars concerning the compensation of the named executive officers for the Corporation’s last three fiscal years ended August 31, 2018, 2017 and 2016:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-based awards ($)		Option-based awards ($)(9)	Non-equity incentive plan compen- sation ($)	Pension Value ($)	All other compen-sation ($)	Total compen-sation ($)
			Annual incentive plans (RSU)	Long term incen- tive plans (ESOP)
Jeffrey Duval, Acting CEO	2018 2017 2016	331,599 (1) 222,378 (2) Nil	Nil Nil Nil	Nil Nil Nil	321,000(7) 460,000(8) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	652,599 682,378 Nil
James Sinclair, President and Director, former CEO	2018 2017 2016	192,145 (1) 167,624 (2) 104,987 (3)	Nil Nil Nil	Nil Nil Nil	150,000(7) 138,000(8) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	342,145 305,624 104,987
Joseph Kahama, (4) Former Chairman and COO (Tanzania)	2018 2017 2016	Nil Nil 65,975 (3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 65,975
Marco Guidi, (5) CFO and Corporate Secretary	2018 2017 2016	75,000 75,000 75,000	Nil Nil Nil	Nil Nil Nil	32,000 (7) 27,600(8) Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	107,000 102,600 75,000
Peter Zizhou, (6) General Manager	2018 2017 2016	213,921 (1) 213,746 (2) 214,958 (3)	Nil Nil N/A	Nil Nil N/A	15,150(7) Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	229,071 213,746 214,958

(1)	US$ exchange average for the year = $1.3205.
(2)	US$ exchange average for the year = $1.3269.
(3)	US$ exchange average for the year = $1.2092.
(4)	Mr. Kahama resigned as a director, Chairman and COO (Tanzania) on February 6, 2016.
(5)	Marco Guidi was appointed as CFO on December 31, 2014.
(6)	Peter Zizhou was appointed as General Manager on March 21, 2015.
(7)	Valued using the Black-Scholes model with the following variables: volatility – 76%, life – 9 years, risk free rate – 1.98%, dividend yield – 0%.
(8)	Valued using the Black-Scholes model with the following variables: volatility – 84%, life – 9 years, risk free rate – 0.95%, dividend yield – 0%.
(9)	This column has not been updated to reflect the cancellation and re-pricing of certain stock options originally granted on November 28, 2016 with an exercise price of $0.71 and expiration date of November 28, 2025. The stock options now expire on October 11, 2026 and have an exercise price of $0.40. Please refer to the Corporation’s Consolidated Financial Statements for the years ended August 31, 2018 and 2017 for further information.

Compensation is determined by the Audit and Compensation Committee as set out under “Compensation Discussion and Analysis”. Salary compensation is not tied to a named executive officer’s individual performance, however the grant of restricted share units (“RSUs”) may be. The grant date fair value of RSUs is based on the closing price of the Corporation’s shares on the Toronto Stock Exchange (the “TSX”) on the date of grant. All Employee Share Ownership Plan (“ESOP”) share purchases are at market prices at the time of each monthly purchase, through the facilities of the TSX using registered representatives. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below for more information.

Incentive Plan Awards

Outstanding share-based awards and option-based awards

Option-based Awards						Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options ($)(1)	Value of unexercised in-the-money RSUs ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jeffrey Duval, Acting CEO	2018	1,000,000 1,000,000	$0.43 $0.40	Sep. 29, 2026 Oct. 11, 2026	Nil	Nil	N/A	N/A
James Sinclair, President and Director, former CEO	2018	467,000 95,000	$0.43 $0.40	Sep. 29, 2026 Oct. 11, 2026	Nil	Nil	N/A	N/A
Joseph Kahama, Former Chairman and COO (Tanzania)	2018	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Marco Guidi, CFO and Corporate Secretary	2018	100,000 60,000	$0.43 $0.40	Sep. 29, 2026 Oct. 11, 2026	Nil	Nil	N/A	N/A
Peter Zizhou, General Manager	2018	50,000	$0.40	Oct. 11, 2026	Nil	Nil	Nil	Nil

(1)	The value of unexercised in the money options is calculated by multiplying the difference between the exercise price of the options and the closing price of the Corporation’s common shares on August 31, 2018, being the last day of the Corporation’s most recently completed fiscal year.

Incentive plan awards – Value vested or earned during the year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey Duval, CEO	Nil	Nil	Nil
James Sinclair, President and Director, former CEO	Nil	Nil	Nil
Joseph Kahama, Former Chairman and COO (Tanzania)	Nil	Nil	Nil
Marco Guidi CFO and Corporate Secretary	Nil	Nil	Nil
Peter Zizhou, General Manager	Nil	Nil	Nil

Long Term Incentive Plan Awards to NEOs

The Corporation has made long-term incentive plan awards during the fiscal year ended August 31, 2018 to NEOs of the Corporation. See “Restricted Stock Unit Plan” and “Employee Share Ownership Plan” below.

Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSU Plan”) is intended to enhance the Corporation’s and its affiliates’ abilities to attract and retain highly qualified officers, directors, key employees and other persons, and to motivate such officers, directors, key employees and other persons to serve the Corporation and its affiliates and to expend maximum effort to improve the business results and earnings of the Corporation, by providing to such persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Corporation. To this end, the RSU Plan provides for the grant of RSUs. Each RSU represents an entitlement to one common share of the Corporation, upon vesting.

Any of these awards of RSUs may, but need not, be made as performance incentives to reward attainment of annual or long-term performance goals in accordance with the terms of the RSU Plan. Any such performance goals are specified in the agreement between the Corporation and the recipient governing the award. The Board implemented the RSU Plan under which employees and directors are compensated for their services to the Corporation. See “Director Compensation.”

On April 26, 2011, the Corporation’s RSU Plan was amended as the RSU Plan expressly excluded the Chairman and Chief Executive Officer of the Corporation from participating in the RSU Plan. As the joint office of Chairman and Chief Executive Officer of the Corporation no longer exists, and was replaced by two new positions, being President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania), the Board determined that it would be in keeping with the objects of the RSU Plan and in the best interests of the Corporation that each of the offices of President and Chief Executive Officer and Chairman and Chief Operating Officer (Tanzania) be unambiguously included in the category of Service Providers eligible to receive awards of RSUs under the RSU Plan, and that the wording of the RSU Plan be amended as required to effect such result (as so amended, the “Amended RSU Plan”). The Amended RSU Plan was presented to Shareholders and approved at the Corporation’s annual general and special meeting held on March 1, 2012.

As of November 9, 2012, the Board resolved to suspend 1,500,000 common shares of the 2,500,000 common shares previously authorized for issuance under the RSU Plan, such that a maximum of 1,000,000 shares shall be authorized for issuance under the RSU Plan, until such suspension may be lifted or further amended. Subsequently, on January 9, 2014, the Board resolved to decrease the number of common shares suspended to 1,200,000 common shares, on September 29, 2015 the number of RSUs suspended was decreased to 800,000 and on November 29, 2016 all 2,500,000 common shares were authorized for issuance under the RSU Plan.

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2018:

There were no RSUs granted to directors and Named Executive Officers during the fiscal year ended August 31, 2018.

The following RSUs granted to directors and officers during the fiscal years ended August 31, 2015, vested during fiscal year ended August 31, 2018:

Name	Date of Grant	No. of Shares	Cash Compensation Election	Vesting Period	Expiration Date
Rosalind Morrow	April 8, 2015	168,367(1)	$82,500	3 years	April 8, 2018
Ulrich Rath	April 8, 2015	77,168(1)	$37,812	3 years	April 8, 2018
Norman Betts	April 8, 2015	87,883(1)	$43,063	3 years	April 8, 2018
William Harvey	April 8, 2015	77,168(1)	$37,812	3 years	April 8, 2018

(1)	Valued at $0.49 per RSU

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2017:

There were no RSUs granted to directors and named executive officers during the fiscal year ended August 31, 2017.

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2015, vested during the fiscal year ended August 31, 2017:

Name	Date of Grant	No. of Shares	Cash Compensation Election	Vesting Period	Expiration Date
Norman Betts	April 9, 2014	15,949(1)	$43,062	3 years	April 9, 2017
William Harvey	April 9, 2014	14,004(1)	$37,811	3 years	April 9, 2017
James Sinclair	April 9, 2014	76,296(1)	$205,999	3 years	April 9, 2017
Rosalind Morrow	April 9, 2014	12,731(1)	$34,374	3 years	April 9, 2017

(1)	Valued at $2.70 per RSU

RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2016:

There were no RSUs granted to directors and named executive officers during the fiscal year ended August 31, 2016.

The following RSUs granted to directors and officers during the fiscal year ended August 31, 2013 vested during fiscal year ended August 31, 2016:

Name	Date of Grant	No. of Shares	Cash Compensation Election	Vesting Period	Expiration Date
James Sinclair	April 10, 2013	57,577(1)	$206,126	3 years	April 10, 2016
Rosalind Morrow	April 10, 2013	9,602(1)	$34,375	3 years	April 10, 2016
Norman Betts	April 10, 2013	11,470(1)	$41,063	3 years	April 10, 2016
(1)	Valued at $3.58 per RSU

Outstanding RSUs

There are no RSUs outstanding as of August 31, 2018.

Employee Share Ownership Plan

By an agreement dated May 1, 2003, the Corporation appointed Computershare Trust Company (formerly Olympia Trust Company), as trustee (the “Trustee”) to manage and administer the Corporation’s ESOP. Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Corporation. The Corporation will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary. The Corporation will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary. All share purchases are at market prices at the time of purchase, through the facilities of the TSX using registered representatives. Due to market conditions and the resultant decline in the Corporation’s share price, all contributions to the ESOP were suspended as of October 1, 2014.

Pension Plan Benefits

The Corporation has not set aside or accrued any funds for pension, retirement or similar benefits.

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding grants	Weighted average exercise price of outstanding grants	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (Restricted Stock Unit Plan)	Nil	Nil	Nil
Equity compensation plans approved by security holders (Incentive Stock Option Plan)	7,432,000	$0.41	5,084,280
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	7,432,000		5,084,280

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Corporation’s most recently completed financial year:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Norman Betts	36,000	Nil	80,000	Nil	Nil	Nil	116,000
William Harvey	37,813	Nil	80,000	Nil	Nil	Nil	117,813
Rosalind Morrow	Nil	Nil	80,000	Nil	Nil	Nil	80,000
Ulrich Rath	37,813	Nil	161,000	Nil	Nil	Nil	198,813

(1)	This column does not reflect the cancellation and re-pricing of certain stock options originally granted on November 28, 2016 with an exercise price of $0.71 and expiration date of November 28, 2025. The stock options now expire on October 11, 2026 and have an exercise price of $0.40. Please refer to the Corporation’s Consolidated Financial Statements for the years ended August 31, 2018 and 2017 for further information.

Directors who are also members of management do not receive any additional cash compensation for serving on the Board. All directors are granted RSUs as compensation for serving on the Board. Please see the table entitled “RSUs Granted to Directors and Named Executive Officers During the Fiscal Year Ended August 31, 2018” under “Restricted Stock Unit Plan” above.

Annual compensation for outside directors is $68,750 per year, plus $6,875 per year for serving on Committees, plus $3,437.50 per year for serving as Chair of a Committee. On April 11, 2012, the Board approved that at the election of each individual director, up to one half of the annual compensation may be received in cash, paid quarterly. The remainder of the director’s annual compensation (at least one half and up to 100%) will be awarded as RSUs in accordance with the terms of the RSU Plan and shall vest within a minimum of one year and a maximum of three years, at the election of the director, subject to the conditions of the Amended RSU Plan with respect to earlier vesting.

There were no RSUs granted to the directors under the Amended RSU Plan during the fiscal year ended August 31, 2018.

Termination and Change of Control Benefits

There are currently no contracts for outside management services. There are currently no employment contracts in place whereby any person is entitled to termination or change of control benefits.

Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of $100, with the cumulative total return, in respect of the TSX Composite Index compiled by the TSX for the five most recently completed financial years. The TSX Composite Index is a total return index.

Figure 1

	08/31/2014	08/31/2015	08/31/2016	08/31/2017	08/31/2018
Tanzanian Royalty Exploration Corp.	$38.92	$18.92	$36.22	$18.92	$25.95
TSX Composite Index	$107.46	$94.86	$112.81	$119.03	$105.15

The NEOs compensation during the period reported herein was not based on the Corporation’s cumulative return during the same periods and accordingly, bears no direct relationship to the trend shown in the above graph. As described above under the “Compensation Discussion and Analysis”, the Corporation’s executive compensation program consists of a cost combination of cash and share based compensation. When determining compensation, the Audit and Compensation Committee considers a number of factors, one of which is the corporate performance. As a result there is no direct correlation between the trend shown in the performance graph and the trend in compensation to NEOs reported over the same period.

Risk of Compensation Practices and Disclosure

The Board has not proceeded to a formal evaluation of the implications of the risks associated with the Corporation’s compensation policies and practices. Risk management is a consideration of the Board when implementing its compensation program, and the Board does not believe that the Corporation’s compensation program results in unnecessary or inappropriate risk taking, including risks that are likely to have a material adverse effect on the Corporation.

Hedging Policy

The Corporation’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Neither the NEOs nor the directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEOs or directors, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Norman Betts (Chair)	Independent (1)	Financial expert (3)
Ulrich Rath	Independent (1)	Financially literate (2)
William Harvey	Independent (1)	Financially literate (2)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
(3)	An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

For further details about the Audit and Compensation Committee, Shareholders are referred to the Corporation’s Form 20-F Annual Report dated November 29, 2018 (filed on SEDAR on November 29, 2018) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board has confirmed the strategic objective of the Corporation is to develop the Buckreef Gold Mine Re-development Project in northern Tanzania in addition to seeking out and exploring gold deposits with the intention of developing certain for our own account and partnering with an exploration corporation to generate royalty interest in a deposit that results in production.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the Corporation’s business, with a view to maximizing Shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all Shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1.       Board of Directors

A director is considered independent only where the Board determines that the director has no direct or indirect material relationship with the Corporation or its subsidiaries (together referred to as the Corporation). A “material relationship” is defined in National Instrument 52-110 Audit Committees to mean any relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

On an annual basis, the Board, in consultation with the Audit and Compensation Committee, reviews each relationship that a director has with the Corporation in order to determine whether the director is or remains independent.

Based on reference to these requirements and review of the applicable factual circumstances against these standards, the Board, in consultation with the Audit and Compensation Committee, has determined that the majority of its directors are independent. The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
Norman Betts	Independent	Not applicable – no material relationship
William Harvey	Independent	Not applicable – no material relationship
Ulrich Rath	Independent	Not applicable – no material relationship
James Sinclair	Not independent	James Sinclair is considered to have a material relationship with the Corporation by virtue of his position as Executive Chairman of the Corporation
Rosalind Morrow	Not Independent	Rosalind Morrow is considered to have a material relationship with the Corporation as a result of being a partner of the Corporation’s former external legal counsel

The Board consists of a majority of independent directors.

The following directors are presently directors of other reporting issuers:

Norman Betts: Adex Mining Inc. and 49 North Resources Inc.

The independent directors may hold separate meetings at which management is not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors. The Board is scheduled to meet without management and non-independent directors after each Board meeting.

The independent directors are provided with leadership through their majority control of the Board and ability to meet independently of management. The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate.

The Corporation held seven Board meetings since the beginning of the most recently completed financial year. Due to the various global locations of the Corporation’s directors, Board members attend via telephone conference call. Abdulkarim Mruma and James Sinclair were each unable to attend two Board meetings, and Rosalind Morrow, Norman Betts and Ulrich Rath were each unable to attend one Board meeting, due to either prior commitments or travel conflicts. All other directors attended all Board meetings.

The Corporation held five Audit and Compensation Committee meetings since the beginning of the most recently completed financial year. All Audit and Compensation Committee members attended all Audit and Compensation Committee meetings.

The Corporation held one Technical Committee meeting during the last completed financial year, during which all members were present.

2.       Board Mandate

The following is the mandate of the Board:

•	Advocate and support the best interests of the Corporation;

•	Review and approve strategic, business and capital plans for the Corporation;

•	Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;

•	Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;

•	Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;

•	Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•	Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;

•	Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;

•	Review and monitor the effectiveness of the Audit and Compensation Committee, and the Audit and Compensation Committee Charter, on at least an annual basis;

•	Select, evaluate, and compensate the senior management;

•	Grant shares, Options or restricted stock units, or all, and monitor the evaluation and compensation of senior management;

•	Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its Shareholders; in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;

•	Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;

•	Monitor overall safety and environmental policies and programs;

•	Monitor the development and implementation of programs for management succession and development; and

•	Discharge such other duties as may be required for the good stewardship of the Corporation.

3.       Position Descriptions

The Board has developed a written position description for the Chairman of the Board, which sets out the duties and responsibilities of the Chairman. The Board does not at this time have formal position descriptions for the Chairman of each Board committee and the CEO. The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction. The Board is required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

4.       Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports, and copies of the Corporation’s codes and policies, including the statement of corporate governance policies of the Board, code of ethics and business conduct, code of ethical conduct for financial managers, whistleblower policy, disclosure (communications) policy and Audit and Compensation Committee Charter. New directors are encouraged to visit and meet with management on a regular basis. Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors. However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure each director’s knowledge and skills remain current to meet their obligations as directors.

5.       Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour. The Code is available upon request from the Corporation at 82 Richmond Street East, Toronto, Ontario, M5C 1P1. The code is posted on the Corporation’s website at www.tanzanianroyaltyexploration.com. The Code is also available for viewing on the SEDAR website at www.sedar.com. The Board accepts the responsibility of monitoring compliance with the Code. The Corporation requires that directors, officers and employees annually certify they have complied with the Code. The Corporation has filed no material change reports relating to departures from the Code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. Furthermore, all issuances of shares to insiders are separately approved by the Audit and Compensation Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.       Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to Shareholders for election at the annual meeting of Shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Nominating Committee comprised of independent directors Norman Betts, William Harvey and Ulrich Rath. When a vacancy on the Board arises, the Nominating Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Board. When considering a potential candidate, the Nominating Committee considers the qualities and skills that the Board, as a whole, should have. Based on the talent already represented on the Board, the Nominating Committee identifies the skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure they possess the requisite qualities, including integrity, business judgment and experience and other skills and abilities to work well with the Board and the Corporation.

7.       Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Audit and Compensation Committee of the Board. The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Audit and Compensation Committee is comprised of three directors: Norman Betts (Chair), William Harvey and Ulrich Rath, all of whom are independent for the purposes of NI 58-101.

The Audit and Compensation Committee meet to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Audit and Compensation Committee feels are similarly placed within the same business development of the Corporation.

No consultant or advisor has been retained to assist in determining compensation.

8.       Other Board Committees

The Board has appointed three committees, an Audit and Compensation Committee, a Nominating Committee and a Technical Committee.

The Audit and Compensation Committee is described above under “Compensation”.

The Nominating Committee is described above under “Nomination of Directors”.

The Technical Committee is comprised of Ulrich Rath, a director of the Corporation, Jeffrey Duval, Vice-President of Logistics and Peter Zizhou, Acting General Manager in Tanzania. The function of the Technical Committee is to review the Corporation’s technical data and other technical information and report to management and the Board. As representatives of the Technical Committee, members may be required to meet with technical professionals retained by the Corporation to review project mandates and report to the Committee and Board as required.

9.       Board Diversity

The Board has not adopted a written policy or set targets relating to the identification and nomination of diverse directors or executive officers as it does not believe, at the present time, that it is necessary for the Corporation to have a written policy. The Board is committed to nominating the best individuals with relevant board and industry experience to fill director roles and executive officer positions. The Board believes that diversity is important to ensure that Board members and senior management provide the necessary range of perspectives, experience and expertise required to achieve the Corporation’s goals and strategic objectives. The Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to diversity of perspective in the boardroom and in senior management roles. The Board reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The Board aims to maintain the composition of the Board in a way that provides the best mix of skill and experience to guide the Corporation’s long-term strategy and ongoing business operations. Accordingly, in searches for new directors or officers, the Board considers the level of gender and cultural representation and diversity within its leadership ranks, and this is just one of several factors used in its search process.

Currently, the Corporation has one female board member (Rosalind Morrow).

10.       Assessments

Due to the size of the Board, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees. The Board conducts an annual review/evaluation process questionnaire which is designed to provide directors with an opportunity to evaluate the Board’s performance and make suggestions for improvement. The completed questionnaires are submitted to the Chairman of the Audit and Compensation Committee who reviews the evaluations and submits a summary to the Board.

The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis. The Board has functioned, and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the Board will establish committees comprised of members who are independent with respect to the issue to be determined.

The Board monitors the size of the Board to ensure effective decision-making.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Copies of the Corporation’s Financial Statements for the year ended August 31, 2018 and Management’s Discussion & Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, 82 Richmond Street East, Suite 200, Toronto, Ontario, M5C 1P1. Such copies will be sent to any Shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation’s comparative Financial Statements and Management’s Discussion & Analysis for its mostly recently completed financial year.

BOARD APPROVAL

The Board has approved the content and distribution of this Management Information Circular.

DATED at Vancouver, British Columbia, this 18th day of January, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

TANZANIAN ROYALTY EXPLORATION CORPORATION

“James E. Sinclair”
James E. Sinclair,
Executive Chairman